[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
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May 25, 2006


Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance


Re:  W. R. Berkley Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 13, 2006
     File No. 1-15202

Dear Mr. Rosenberg:

     On behalf of W. R. Berkley Corporation ("Berkley" or the "Company"), set forth below are Berkley's responses to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided orally on April 27, 2006. For your convenience, we have set forth below a summary of the Staff's comment in italics, followed by Berkley's response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2005 (the "2005 Form 10-K")
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Management's Discussion and Analysis of Financial Condition and Results of
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Operations
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Reserves for Losses and Loss Expenses, page 3
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1.   We note your response to comment 2 in our letter dated March 23, 2006, in which you state that it would not be useful to investors to present your reserve sensitivity analysis on a disaggregated basis. We believe that a disaggregated analysis would be more meaningful to investors because the key assumptions are different for short-tail and long-tail businesses. Please provide us in disclosure-type format a revised sensitivity analysis by tail or line of business and link that analysis to the discussion of your key assumptions for each tail or line of business. This discussion should focus on the reasonably likely changes in the key assumptions that caused management to arrive at the volatility presented.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 25, 2006
Page 2


     In response to this comment, Berkley proposes to add the below disclosure, commencing with its Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2006. Rather than adding separate sensitivity tables, distinguishing Berkley's short and long-tail businesses, Berkley proposes to enhance its description of the factors inherent in computing loss reserves, in particular the different impact of loss reporting lag on its reserves and the key assumptions involved in such analysis. We believe that a second similar table would merely clutter, rather than enhance, the presentation of this information.

     Instead, as set forth in the proposed language below, Berkley believes that it would be more useful to provide investors with historical data indicating the variability of Berkley's reserves from its initial estimates, broken out by lines with long and short reporting lags. This additional information would provide investors with the specific information to evaluate the sensitivity of Berkley's loss reserves estimates.

         One factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but unreported losses ("IBNR") (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is little paid or incurred loss data to consider.

         Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2005, initial loss estimates for accident years 1996 through 2004 were increased by an average of 6% for lines with short reporting lags and by an average of 37% for lines with long reporting lags. For the latest accident year ended December 31,

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 25, 2006
Page 3

         2005, initial loss estimates were $1.5 billion for lines with short reporting lags and $1.0 billion for lines with long reporting lags.

    On behalf of Berkley, we hereby acknowledge that:

    o Berkley is responsible for the adequacy and accuracy of the disclosure in its 2005 Form 10-K;

    o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Berkley's 2005 Form 10-K; and

    o Berkley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

Enclosures

cc:  Lisa K. Vanjoske
     Dana Hartz
     Eugene G. Ballard
     Ira S. Lederman, Esq.